SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------
                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             THE CHERRY CORPORATION
                              (Name of the Issuer)
                              --------------------
                             THE CHERRY CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    164541401
                      (CUSIP Number of Class of Securities)
                              --------------------

                                 PETER B. CHERRY
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (847) 662-9200
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:
                            WILLIAM J. QUINLAN, ESQ.
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transaction, passed upon the merits or fairness of the transaction, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

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This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [X]  A tender offer.
d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


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                   CALCULATION OF FILING FEE: Previously Paid

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This Amendment No. 1 to Schedule 13E-3 relates to the offer by CABO Acquisition
Corp., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of common stock, par value $1.00 per share (the "Shares" or "Common Stock"), of The Cherry Corporation, a Delaware corporation (the "Company"), at a purchase price of $26.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by Purchaser and Peter B. Cherry with the SEC on June 15, 2000 and as amended on July 6, 2000, July 10, 2000 and July 12, 2000. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, of the Schedule TO and are incorporated herein by reference to this Schedule 13E-3.

The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of June 5, 2000 (the "Merger Agreement"), between Purchaser and the Company. The Merger Agreement provides that, among other things, if Purchaser acquires Shares pursuant to the Offer, following the completion of the Offer and the satisfaction of the other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), except for Shares held by holders exercising their rights to dissent in accordance with the Delaware General Corporation Law (the "DGCL") and Shares held, directly or indirectly, by Purchaser, each then outstanding Share will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and be converted into the right to receive an amount per Share (the "Merger Consideration") equal to the $26.40 per Share (the "Offer Price"), without interest. The Merger Agreement also provides that contemporaneously with the consummation of the offer, the Company will make a loan to Purchaser. See "Item 10--Source and amount of Funds or Other Consideration" below. The terms and conditions of the Merger Agreement are more fully described in "SPECIAL FACTORS--The Merger Agreement and the Stockholder Agreement" of the Offer to Purchase.

All information in the (i) Offer to Purchase, including all schedules thereto,
(ii) the Letter of Transmittal, and (iii) the Schedule 14D-9 filed by the Company on June 15, 2000 and (iii) amendments to the Schedule TO filed on July 6, 2000, July 10, 2000 and July 12, 2000 are incorporated by reference in answer to all of the items in this Schedule 13E-3. Additional information with respect to certain items in this Schedule 13E-3 is set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 8. FAIRNESS OF THE TRANSACTION

The Company, pursuant to the unanimous vote of all of its directors present at a meeting on June 4, 2000, based on, among other things, the recommendation of a special committee comprised of independent directors of the Company (i) determined that the Merger is advisable and that the terms of the Offer and the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its stockholders (other than Purchaser and the Cherry Family Members), (ii) approved the Offer and the Merger and approved the Merger Agreement, and (iii) recommended that the stockholders of the Company accept the Offer and, if required by law, approve the Merger and approve and adopt the Merger Agreement. In reaching its decision that the transaction is fair to, and in the best interests of, the Company's stockholders (other than Purchaser and the Cherry Family Members) and in deciding to approve the Offer and the Merger and approve and adopt the Merger Agreement and the transactions contemplated thereby, the Company, acting through the Special Committee, considered the factors discussed in "SPECIAL FACTORS--Recommendation of the Company, the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger" of Offer to Purchase which are incorporated herein by reference.






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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            THE CHERRY CORPORATION

                                            /s/ Dan A. King
                                            ---------------------------
                                            Dan A. King, Chief Financial Officer


                                            July 12, 2000